
November 6, 2024

Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.
125 Townpark Drive
Suite 300
Kennesaw, GA 30144

        Re: ShoulderUp Technology Acquisition Corp.
               Preliminary Proxy Statement on Schedule 14A
               Filed October 24, 2024
               File No. 001-41076

Dear Phyllis Newhouse:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Gerry Williams, Esq.